July 28, 2009

VIA ELECTRONIC MAIL

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, NE
Washington, D.C.  20549

Re:	Platinum Underwriters Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
File Number: 001-31341

Dear Mr. Rosenberg:

The following information is provided by Platinum Underwriters Holdings, Ltd. (“Platinum Holdings”) in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 14, 2009, as a result of the Staff’s review of the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 of Platinum Holdings (the “2008 Form 10-K”).  For ease of reference, the Staff’s comments are included in bold followed by our responses.  Capitalized terms used but not defined herein have the meanings ascribed to them in the 2008 Form 10-K.  All references in the following information to page numbers in the 2008 Form 10-K are to pages in the EDGAR version of such document.  In this letter, “we,” “us” and “our” refer to Platinum Holdings and its consolidated subsidiaries, unless the context otherwise indicates.

In responding to the Staff’s comments, Platinum Holdings acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K; and that Platinum Holdings may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1A – Risk Factors
Risk Related to Our Investments, page 20

1.
Please include a risk factor discussing your investment concentration in mortgage-backed and asset-backed securities and the significant fluctuations experienced in those markets in recent months.  This risk factor should state that percentage of your total assets invested in such securities.  With regard to residential mortgage-backed securities you hold, please disclose their aggregate cost, fair value and unrealized losses; please also specify the aggregate cost of securities attributable to Prime, Alt-A and Sub-Prime mortgages.  With regard to commercial mortgage-backed securities, please disclose their aggregate cost, fair value and unrealized losses.

RESPONSE:

In response to the Staff’s comment, the following risk factor will be included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the “Second Quarter 2009 Form 10-Q”) and prospectively in our Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), if appropriate:

Fluctuations in the mortgage-backed and asset-backed securities markets could result in decreases in the fair value of our commercial mortgage-backed, non-agency residential mortgage-backed and asset-backed securities.

The commercial mortgage-backed, non-agency residential mortgage-backed and asset-backed securities markets have experienced reductions in liquidity during the current financial crisis.  When financial markets experience a reduction in liquidity, the ability to conduct orderly transactions may be limited and may result in declines in fair values.  We have significant investments in these asset classes.  As of June 30, 2009, approximately 10.9% of our total assets were invested in commercial mortgage-backed, non-agency residential mortgage-backed and asset-backed securities.  The fair value, unrealized gain or loss and average rating of our investments in commercial mortgage-backed, non-agency residential mortgage-backed and asset-backed securities is set forth in Item 7 under “Financial Condition, Liquidity and Capital Resources” of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2008 Form 10-K.  Decreases in the fair value of our commercial mortgage-backed, non-agency residential mortgage-backed and asset-backed securities could have a material adverse effect on our financial condition and results of operations.

Our mortgage-backed and asset-backed securities consist of commercial mortgage-backed securities, U.S. Government agency residential mortgage-backed securities, non-agency residential mortgage-backed securities, Alt-A residential mortgage-backed securities and various asset-backed securities.  Our U.S. Government agency residential mortgage-backed securities are issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association, and the Federal Home Loan Mortgage Corporation.  While there is credit risk associated with our Alt-A residential mortgage-backed securities, further losses will not result in a material adverse effect on our financial condition.  Accordingly, we have not included our U.S. Government agency residential mortgage-backed securities and Alt-A residential mortgage-backed securities in our risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Unpaid Losses and Loss Adjustment Expenses
Sensitivity of Estimates, page 33

2.
You experienced favorable loss development of $159.9 million in 2008, $90.4 million in 2007 and $50.6 million in 2006.  Furthermore, since 2002, your unpaid losses and LAE have exhibited a gross cumulative redundancy ranging from $108.1 million to $205.0 million.  However, in this sensitivity analysis, you only state that a variance of five percentage points from the initial expected loss ratio would not be unusual.  Please revise your disclosure to explain and quantify the impact on your future operating results of a reasonably likely variance from the initial expected loss ratio and future pattern of reported losses, as assumed in your estimate of unpaid losses and LAE at December 31, 2008.  Explain the factors underlying any difference between your revised sensitivity analysis and your historical loss development.

RESPONSE:

Our liability for unpaid losses and loss adjustment expenses (“LAE”) represents a central estimate of the ultimate value of our claim liabilities. The ultimate settlement of this liability may materially deviate, favorably or unfavorably, as this is an estimate.  Our sensitivity analysis focuses on the sensitivity of certain significant assumptions that underlie our initial estimates.  Our actuaries calculate multiple point estimates of unpaid losses and LAE using a variety of actuarial methods for many, but not all, of our classes for each underwriting year.  We do not believe that these multiple point estimates should be considered a range.  The factors underlying any difference between our estimates of losses and our historical loss development are set forth on page 32 of our 2008 Form 10-K under “Uncertainty of Estimates” and include:  (1) our estimates are based on predictions of future developments and estimates of future trends in claim severity and frequency, (2) the reliance that we necessarily place on ceding companies for claims reporting, (3) the associated time lag in reporting losses, (4) the low frequency/high severity nature of some of the business that we underwrite, and (5) the varying reserving practices among ceding companies.

In response to the Staff’s comment, we will modify our disclosure regarding sensitivity of estimates in our 2009 Form 10-K to include additional variations of a 10% increase in the initial expected loss ratio and a 10% acceleration of the pattern of reported losses.  The modified disclosure will be substantially in the form of the following:

Our assumptions regarding the initial expected loss ratio and the estimated pattern of reported losses significantly affect our loss estimates.  Loss estimates for the North American casualty excess of loss classes of business, which generally have the longest pattern of reported losses, have a higher degree of uncertainty than other reserving classes.  IBNR for these classes as of December 31, 2009 was $[_____],000, which was __% of the total IBNR at that date.  Because estimates of unpaid losses and LAE related to North American casualty excess of loss classes of business have a higher degree of uncertainty, reasonable alternatives to our selected initial expected loss ratios could vary significantly.  For example, if we increased the initial expected loss ratio for these classes from 68% to 73%, we would increase the IBNR for these classes by $[_____],000, which represents approximately __% of unpaid losses and LAE for these classes as of December 31, 2009, or if we increased the initial expected loss ratio for these classes from 68% to 78%, we would increase the IBNR for these classes by $[_____],000, which represents approximately ___% of unpaid losses and LAE for these classes as of December 31, 2009.

As another example, if we accelerated the estimated pattern of reported losses by 5%, we would decrease the IBNR for these classes by $[_____],000, which is less than [_]% of unpaid losses and LAE for these classes as of December 31, 2009, or if we accelerated the estimated pattern of reported losses by 10%, we would decrease the IBNR for these classes by $[_____],000, which is less than [_]% of unpaid losses and LAE for these classes as of December 31, 2009.  We have selected the initial expected loss ratio and the estimated pattern of reported losses as examples of sensitivity analyses because we believe that these two inputs are the most important inputs to the loss estimation methodologies described above.  The hypothetical changes noted above are not based on historical experience.  Conditions and trends that have affected development of reserves in the past may not necessarily occur in the future.  Therefore, it is not appropriate to extrapolate future development based on the preceding examples of the sensitivity of estimates.  The factors that may result in differences between our estimates of losses and our historical loss development are set forth above under “Uncertainty of Estimates”.

Results of Operations
Property and Marine, page 35

3.
As you appear to explain only $21.2 million of the $71.2 million net favorable loss development in 2008, please revise to explain the reasons for the remaining $50 million.  Ensure that your disclosure describes the products that have produced this favorable loss development and quantifies the impact in 2008 of revisions to the related key assumptions established in prior periods, such as the initial expected loss ratio and future pattern of reported losses.

RESPONSE:

Disclosure on page 34 of our 2008 Form 10-K, in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") under “2008 Underwriting Results as Compared with 2007” reads: “Actual reported losses in these classes were significantly less than expected and gained sufficient credibility in the current period to reduce estimated ultimate losses.”  The level of actual reported losses was the primary cause of development in all segments in 2008.

In response to the Staff’s comment, we will include additional disclosures to provide more details of the cause and source of development in our 2009 Form 10-K.  We expect the disclosure to be substantially in the form of the following, which will appear in our Second Quarter 2009 Form 10-Q relating to the loss development in Property and Marine segment:

Net unfavorable loss development was $2,531,000 in 2009 as compared with net favorable loss development of $38,088,000 in 2008.  Net development in 2009 and 2008 was primarily attributable to a level of cumulative losses reported by our ceding companies that was different from expected and that, in our judgment, resulted in sufficient credibility in the loss experience to change our previously selected loss ratios.  The following table sets forth the net favorable (unfavorable) development in 2009 of prior years’ unpaid losses and LAE and the related impact on premiums and commissions by reserving class ($ in thousands):

Class of Business	Net Losses and LAE	Net Acquisition Expense	Net Premiums	Total

Property Excess of Loss per Risk	$7,699	(249)	322	$7,772
Catastrophe Excess of Loss (non-major events)	8,055	912	252	9,219
Major Catastrophes	(3,528)	–	1,698	(1,830)
Crop	(10,583)	5,105	–	(5,478)
Marine, Aviation & Satellite	(5,730)	214	690	(4,826)
Other	1,556	(283)	–	1,273
Totals	$(2,531)	5,699	2,962	$6,130

Favorable development in Property Excess of Loss per Risk arose primarily from the 2006 and 2007 underwriting years.  Favorable development in the Property Excess of Loss Catastrophe (non-major events) arose primarily from the 2008 underwriting year.  Unfavorable development from Major Catastrophes arose primarily from Hurricanes Ike, Gustav and Katrina.  Unfavorable development in Crop was primarily due to an increase in losses from the 2008 underwriting year.  Unfavorable development in Marine arose primarily from the 2005 through 2008 underwriting years.

The following table sets forth the net favorable (unfavorable) development in 2008 of prior years’ unpaid losses and LAE and the related impact on premiums and commissions by reserving class ($ in thousands):

Class of Business	Net Losses and LAE	Net Acquisition Expense	Net Premiums	Total

Property Excess of Loss per Risk	$3,170	892	1,739	$5,801
Catastrophe Excess of Loss (non-major events)	16,723	(1,223)	1,326	16,826
Major Catastrophes	8,560	–	(319)	8,241
Crop	10,630	(2,635)	–	7,995
Marine, Aviation & Satellite	(2,561)	33	5,551	3,023
Other	1,566	(112)	–	1,454
Totals	$38,088	(3,045)	8,297	$43,340

Favorable development in Property Excess of Loss per Risk arose primarily from the 2006 and 2007 underwriting years and includes improved experience in regional business where loss ratios had been increased from initial expected loss ratios in prior periods.  Following a study of our historical experience and an updated exposure analysis, we decreased our initial expected loss ratio of our non-U.S. Catastrophe Excess of Loss (non-major events) in underwriting year 2007 which resulted in $8,600,000 of favorable loss development.  The remainder of the favorable loss development in this class in 2008 arose from less than expected reported losses.  Favorable development in Crop arose primarily from the 2007 underwriting year.  Unfavorable loss development in Marine arose from the 2004 through 2007 underwriting years.  An increase in reinstatement premiums resulted from the adverse loss experience of several years.  Favorable development from Major Catastrophes arose from the 2005 hurricanes and European floods and the 2007 U.K. Floods and windstorm Kyrill.

We intend to include similar disclosure in our subsequent reports on Form 10-Q and Form 10-K (which will include similar details of the $71.2 million favorable loss development in 2008) to the extent relevant to the segments or fiscal periods discussed therein.

Casualty, page 36

4.
As you attribute $58.4 million of the favorable loss development in 2008 only to “certain long-tailed casualty classes,” please revise to describe the products that have produced this favorable loss development and quantify the impact in 2008 of revisions to the related key assumptions established in prior periods, such as the initial expected loss ratio and future pattern of reported losses.

RESPONSE:

Consistent with our response to the Staff’s comment under 3 above, we will include additional disclosures to provide more details of the cause and source of development in our 2009 Form 10K.  We expect the disclosure to be substantially in the form of the following, which will appear in our Second Quarter 2009 Form 10-Q relating to the loss development in Casualty segment:

Net favorable loss development was $36,609,000 and $27,655,000 in 2009 and 2008, respectively.  Net favorable development in 2009 and 2008 was primarily attributable to a level of cumulative losses reported by our ceding companies that was different from expected and that, in our judgment, resulted in sufficient credibility in the loss experience to change our previously selected loss ratios.  The following table sets forth the net favorable (unfavorable) development in 2009 of prior years’ unpaid losses and LAE and the related impact on premiums and commissions by reserving class ($ in thousands):

Class of Business	Net Losses and LAE	Net Acquisition Expense	Net Premiums	Total

North American Excess-of-Loss Claims Made	$15,343	434	–	$15,777
North American Clash	1,619	(29)	227	1,817
International Casualty	1,525	(229)	139	1,435
North American Excess-of-Loss Occurrence	13,764	(434)	73	13,403
North American Umbrella	3,661	4,145	–	7,806
Other	697	(256)	(595)	(154)
Totals	$36,609	3,631	(156)	$40,084

Favorable development in North American Casualty Excess of Loss Claims Made arose primarily from the 2003 underwriting year.  Favorable development in North American Clash arose primarily from a specific loss resulting from an explosion in 2005.  Favorable development in International Casualty resulted from favorable loss experience on motor excess of loss contracts in various underwriting years.  Favorable development in North American Casualty Excess of Loss Occurrence arose from the 2003, 2004, 2005 and 2007 underwriting years.  The 2007 underwriting year favorable development in this class resulted from improved loss experience in the current year after adverse experience led us to increase the selected loss ratio from initial expected loss ratios in prior years.  The favorable loss development in North American Umbrella arose from the 2003, 2004 and 2005 underwriting years and also included offsetting adjustments to both net losses and LAE and net acquisition costs in various underwriting years.

The following table sets forth the net favorable (unfavorable) development in 2008 of prior years’ unpaid losses and LAE and the related impact on premiums and commissions by reserving class ($ in thousands):

Class of Business	Net Losses and LAE	Net Acquisition Expense	Net Premiums	Total

North American Excess-of-Loss Claims Made	$16,957	(4,983)	–	$11,974
North American Excess-of-Loss Occurrence	2,796	(863)	79	2,012
International Casualty	4,934	269	–	5,203
Financial Lines	3,689	258	306	4,253
Other	(721)	(93)	107	(707)
Totals	$27,655	(5,412)	492	$22,735

Favorable development in North American Casualty Excess of Loss Claims Made arose primarily from the 2003 and 2004 underwriting years.  Favorable development in North American Casualty Excess of Loss Occurrence related to various underwriting years.  Favorable development in International Casualty arose primarily from the 2003 underwriting year in the motor excess-of-loss and claims made excess classes.  Favorable development in Financial Lines arose from our Surety, Credit and Political Risk businesses in various underwriting years.

We intend to include similar disclosure in our subsequent reports on Form 10-Q and Form 10-K (which will include similar details of the $58.4 million favorable loss development in 2008) to the extent relevant to the segments or fiscal periods discussed therein.

5.
You experienced $35.8 million of losses in 2008 related to a reinsurance contract covering leased private passenger automobile residual values.  Please tell us your accounting basis for this reinsurance contract.  Refer us to the technical literature upon which you relied, including your application of the guidance in EITF 01-12 and SFAS 133.  Quantify the net impact of this reinsurance contract on your 2008 operating results.  In addition, describe the material terms of this contract.

RESPONSE:

We account for this residual value reinsurance contract (the “RVI Contract”) as reinsurance of short-duration contracts in accordance with Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” (“SFAS 113”), and consistent with industry practice for accounting for residual value indemnity contracts.  We considered Emerging Issues Task Force Issue No. 01-12, “The Impact of the Requirements of FASB Statement No. 133 on Residual Value Guarantees in Connection with a Lease” (“EITF 01-12”) when determining the appropriate accounting treatment for the RVI Contract.  Paragraph 8 of EITF 01-12 directs third-party guarantors for residual value guarantees to consider the guidance in Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), in order to determine whether the residual value guarantee is a derivative and whether it qualifies for any of the scope exceptions in that statement.  Paragraph 10(e)(2) of SFAS 133 provides a scope exception for contracts not exchange traded if the underlying on which the settlement is based is the price or value of a nonfinancial asset of one of the parties to the contract, provided that the asset is not readily convertible to cash.  The RVI Contract and the underlying leases to the RVI Contract are not exchange traded, and the underlying assets are used automobiles, a nonfinancial asset not readily convertible to cash.  Consequently, the RVI Contract is exempt from the requirements of SFAS 133.

The net impact of the RVI Contract on our 2008 operating results, before taxes, was a net loss of $28,148,000.  The RVI Contract represents all of our residual value indemnity business.

The RVI Contract is a 50% quota share agreement pursuant to which Platinum Underwriters Reinsurance, Inc., our U.S. operating subsidiary, reinsures automobile residual value liability and automobile residual value liability.  The RVI Contract covers losses occurring with respect to policies issued by the ceding insurance company for insured automobile leases entered into from May 1, 2005 to May 1, 2006.  The RVI Contract limits losses to 450% of ceded premium, net of ceding commissions of 26.5%.

Derivative Contract Obligations, page 45

6.
Please file the derivative contract you have entered into with Topiary Capital Limited as an exhibit to your annual report on Form 10-K.  Alternatively, please provide us with a detailed explanation of why you believe this agreement is not material pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE:

We respectfully submit that our derivative contract with Topiary Capital Limited (“Topiary”) is not an agreement which is required to be filed pursuant to Item 601(b)(10) of Regulation S-K.  Under Item 601(b)(10), agreements not made in the ordinary course of business which are material to a registrant are required to be filed as exhibits to the applicable periodic report.  Item 601(b)(10)(ii)(B) clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by a registrant, it will be deemed to be made in the ordinary course of business, and therefore need not be filed, unless the agreement is one “upon which the registrant’s business is substantially dependent.”  Examples of contracts of this nature set out in Item 601(b)(10)(ii)(B) include contracts to sell a major part of a registrant’s products or services or to purchase a major part of a registrant’s goods, services or raw materials.

From an economic perspective, the Topiary agreement is similar to excess-of-loss catastrophe retrocessional coverage that we purchase in the ordinary course of business.  As disclosed in Part I, Item 1, Business of our 2008 Form 10-K on page 6 under “Retrocessional Reinsurance and Derivative Instruments”, we use derivative instruments to reduce our exposure to catastrophe losses as an alternative to traditional retrocessional coverage, we base our decisions on whether or not to purchase retrocessional coverage based on a variety of factors and we expect the level of such purchases to vary over time.  We do not consider our business to be substantially dependent on the availability of retrocessional coverage of any particular type and we may or may not enter into another derivative contract with Topiary or any other counterparty.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
3.  Fair Value Measurements, page F-15

7.
Where you disclose that you use third-party pricing services or broker/dealers, please revise your disclosure to discuss the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements.  The nature and form of this information may vary depending on the facts and circumstances, but should include the following:

•	The nature and amount of assets you valued using prices you obtained from pricing services, along with the classification in the fair value hierarchy;

RESPONSE:

We obtain prices for all of our fixed maturity securities and included disclosure to that effect on page 47 of our 2008 Form 10-K.  In response to the Staff’s comment, disclosure will be included in the Notes to Consolidated Financial Statements included in our Second Quarter 2009 Form 10-Q and prospectively in our 2009 Form 10-K, as appropriate.

We classify our assets and liabilities in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.  In response to the Staff’s comment, disclosure to this effect will be included in the Notes to Consolidated Financial Statements included in our Second Quarter 2009 Form 10-Q and prospectively in our 2009 Form 10-K, as appropriate.

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

RESPONSE:

In response to the Staff’s comment, we will include the following disclosure in Part I, Item 3, Quantitative and Qualitative Disclosures about Market Risk under "Sources of Fair Value" in our Second Quarter 2009 Form 10-Q and prospectively in our 2009 Form 10-K, as appropriate:

The number of prices we obtain per instrument varies based on the type of asset class and particular reporting period.  Prices are generally obtained from multiple sources when a new security is purchased and a pricing source is assigned to the particular security.  A hierarchy is maintained that prioritizes pricing sources based on availability and reliability of information, with preference given to prices provided by independent pricing vendors and index providers.  Pricing providers may be assigned to a particular security based upon the provider’s expertise.  Generally, the initial pricing source selected is consistently used for each reporting period.

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services;

RESPONSE:

We have not adjusted any prices we have obtained from pricing services and will include disclosure to that effect in Part I, Item 3, Quantitative and Qualitative Disclosures about Market Risk under "Sources of Fair Value" in our Second Quarter 2009 Form 10-Q and prospectively in our 2009 Form 10-K, as appropriate.

•	The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

RESPONSE:

In response to the Staff’s comment, we will include the following disclosure in Part I, Item 3, Quantitative and Qualitative Disclosures about Market Risk under "Sources of Fair Value" in our Second Quarter 2009 Form 10-Q and prospectively in our 2009 Form 10-K, as appropriate:

We periodically receive pricing documentation that describes the methodologies used by various pricing services.

Pricing services determine prices by maximizing the use of observable inputs and we do not believe that they use any significant unobservable inputs.  The level in the fair value hierarchy in which a security is classified is determined based on the lowest level input that is significant to the fair value measurement.  Standard inputs used by index providers may include, but are not limited to, benchmark yields, transactional data, broker-dealer quotes, security cash flows and structures, credit ratings, prepayment speeds, loss severities, credit risks and default rates.  Standard inputs used by pricing vendors may include, but are not limited to, benchmark yields, reported trades, broker-dealer quotes, issuer spreads, bids, offers and industry and economic events.  Broker-dealers value securities through trading desks primarily based on observable inputs.

•
The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

RESPONSE:

In response to the Staff’s comment, we will include the following disclosure in Part I, Item 3, Quantitative and Qualitative Disclosures about Market Risk under "Sources of Fair Value" in our Second Quarter 2009 Form 10-Q and prospectively in our 2009 Form 10-K, as appropriate:

The prices we obtain from pricing providers are validated by: conducting price comparisons against multiple pricing sources for certain securities as may be available; performing an in-depth review of specific securities when evaluating potential other-than-temporary impairments; periodic back-testing of sales to the previously reported fair value; and continuous monitoring of market data including specific data that relates to our investment portfolio.

We will include the following modified disclosure in the Notes to Consolidated Financial Statements and in Part I, Item 3, Quantitative and Qualitative Disclosures about Market Risk under "Sources of Fair Value" in our Second Quarter 2009 Form 10-Q and prospectively in our 2009 Form 10-K, as appropriate:

We classify our assets and liabilities in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.  This classification requires judgment by assessing the market and pricing methodologies used for a particular security.  We consider prices for actively traded government securities and exchange traded preferred stocks to be based on quoted prices in active markets for identical assets (Level 1 as defined by SFAS 157).  The fair value of our other fixed maturity securities, which generally include mortgage-backed and asset-backed securities, corporate bonds, municipal bonds, and bonds issued or guaranteed by governmental entities, are based on prices obtained from independent pricing vendors, index providers, or broker-dealers using observable inputs (Level 2 as defined by SFAS 157).  The fair values of our derivative instruments, which are included in other liabilities in our consolidated balance sheets, are determined by management using primarily unobservable inputs through the application of our own assumptions and internal valuation pricing models (Level 3 as defined by SFAS 157).

4.   Derivative Contracts, page F-16

8.
Please tell us how your accounting for the derivative contract with Topiary Capital Limited complies with the guidance in EITF 99-2.  In addition, describe the material terms of this derivative contract, as well as the methods and assumptions used to determine its fair value.

RESPONSE:

We account for the derivative contract with Topiary Capital Limited in accordance with SFAS 133.  Issue No. C1 of the Derivatives Implementation Group states that where a contract includes both a physical and financial variable it does not qualify for the scope exclusion of paragraph 10(e)(1) of SFAS 133.  In addition, Paragraph 10(e)(1) of SFAS 133 states that when a contract has one or more underlyings “the application of this statement depends on its predominant characteristics.  That is, the contract is subject to the requirements of this statement if all of its underlyings, considered in combination, behave in a manner that is highly correlated with the behavior of any of the component variables that does not qualify for an exception.”

There are four subject perils under the derivative contract with Topiary: U.S. hurricane, U.S. earthquake, European windstorm and Japanese earthquake.  Three of the four covered perils contain two underlyings each, a physical variable (wind damage or earthquake) and a financial variable (aggregate property damage for each occurrence must exceed a determinable dollar limit).  The Japanese earthquake peril contains only a physical (geological or “parametric”) variable.  At the inception of the Topiary contract, we determined that the events with both a physical and a financial variable contributed a predominance of our modeled potential recoveries.  Thus, we concluded that the Topiary contract should be accounted for as a contract with both a physical and a financial variable under SFAS 133 and not as a contract with just a climatic, geological or other physical variable as described in EITF 99-2 “Accounting for Weather Derivatives”.

In August 2008, we entered into a derivative agreement with Topiary Capital Limited (“Topiary”), a Cayman Islands special purpose vehicle, that provides us with the ability to recover up to $200,000,000 should two catastrophic events involving U.S. wind, U.S. earthquake, European wind or Japanese earthquake occur that meet specified loss criteria during any of three annual periods commencing August 1, 2008.  Any recovery we make under this contract is based on insured property industry loss estimates for the U.S. perils and European wind and a parametric index for Japanese earthquake events.  Recovery is based on both a physical and a financial variable and is not based on actual losses we may incur.  Consequently, the transaction is accounted for as a derivative and carried at the estimated net fair value.  The material terms of the derivative contract are also disclosed in Note 4 to the Notes to Consolidated Financial Statements included in our 2008 Form 10-K and in Part II, Item 7, MD&A under “Financial Condition, Liquidity and Capital Resources” on page 45 of our 2008 Form 10-K.

As there is no quoted market value for the derivative contract with Topiary, management applies our own assumptions and an internal valuation pricing model, using primarily unobservable inputs, to determine the fair value of this derivative contract.  The internal valuation pricing model that management uses to determine the fair value of the derivative contract with Topiary includes assumptions that take into account various factors and simulates the likelihood of two qualifying events occurring before the next annual period.

9.	Please provide us with the technical analysis supporting your conclusion that you are not the primary beneficiary of Topiary.

RESPONSE:

We considered the provisions of FASB Interpretation 46(R), “Consolidation of Variable Interest Entities” (“FIN 46R”), in determining whether Topiary is a variable interest entity and, if so, whether we are the primary beneficiary of Topiary.  We concluded that, although Topiary is a variable interest entity, we are not the primary beneficiary of Topiary and thus consolidation of Topiary is not required.

Topiary obtained financing by issuing $200 million in Senior Notes to a large group of third-party investors.  The holders of the Senior Notes issued by Topiary will absorb all of the catastrophe losses of the entity, if any, and any losses resulting from insufficient collateral to service the debt of the note holders.  We had no investment in Topiary or the Senior Notes issued by Topiary at the time we entered into the derivative contract.  While we do reimburse certain of the expenses of Topiary, we are not required to absorb any of the catastrophic or other losses.  In addition, we have no rights to receive any residual return of Topiary.  We are subject to normal counterparty credit risk under the derivative contract.

*      *      *

Please do not hesitate to contact me (441-298-0750) with any questions or further comments you may have.

Very truly yours,

/s/ James A. Krantz
James A. Krantz
Executive Vice President and Chief Financial Officer

cc:	Mr. Frank Wyman, Staff Accountant
Mr. Don Abbott, Senior Staff Accountant
Mr. Scott Foley, Staff Attorney
Mr. Jeffrey Riedler, Assistant Director